SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                                 @pos.com, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     709751
                                 (CUSIP Number)

                              M. JACK RUDNICK, ESQ.
                         VICE PRESIDENT/GENERAL COUNSEL
                                WELCH ALLYN, INC.
                             4341 STATE STREET ROAD
                                  P.O. BOX 220
                     SKANEATELES FALLS, NEW YORK 13153-0220
                                 (315) 685-4100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                             PHILIP J. ZACCHEO, ESQ.
                           BOND, SCHOENECK & KING, LLP
                               ONE LINCOLN CENTER
                          SYRACUSE, NEW YORK 13202-1355

                                DECEMBER 20, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

CUSIP NO. 709751

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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Welch Allyn, Inc.
    15-0513564
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY

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4   SOURCE OF FUNDS

    WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            |_|

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

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NUMBER OF SHARES                        7               SOLE VOTING POWER
BENEFICIALLY                                            837,216
OWNED BY EACH
REPORTING PERSON
WITH
                                        8               SHARED VOTING POWER
                                                        - 0 -

                                        9               SOLE DISPOSITIVE POWER
                                                        837,216

                                        10              SHARED DISPOSITIVE POWER
                                                        - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     837,216

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                                  Page 2 of 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6% (See Item 5 below)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------


     This Amendment No. 1 to a Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.001 per share ("Common Stock"), of @pos.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3051 North First Street, San Jose, California 95134. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     Schedule I to the Schedule 13D, which sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors, executive officers and controlling persons of Welch Allyn, is amended to read as set forth on Schedule I hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     Pursuant to the terms of a Stock Redemption Agreement between Welch Allyn and the Company dated as of December 20, 2001, (a) the Company redeemed from Welch Allyn 450,000 shares of the Series D Preferred Stock at an aggregate redemption price of $45,000; and (b) Welch Allyn converted its remaining 823,149 shares of Series D Preferred Stock into 837,216 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     The response to Item 4 is incorporated herein by reference.

     Welch Allyn has beneficial ownership of 837,216 shares of Common Stock, including sole power to vote and dispose of all shares so owned. Based upon information contained in the Company's Quarterly Report on Form 10-QSB filed with respect to the period ending December 31, 2001, the 837,216 shares of Common Stock held by Welch Allyn represent approximately 8.6% of the outstanding Common Stock of the Company.

     Except as disclosed in this Schedule 13D, neither Welch Allyn nor, to its knowledge, any of the persons identified on Schedule I, have effected transactions in shares of the Common Stock during the preceding 60 days.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2002                  WELCH ALLYN, INC.


                                          By: /S/ M. JACK RUDNICK
                                              ----------------------------------
                                              M. Jack Rudnick
                                              Vice President and General Counsel

                                   SCHEDULE I

                INFORMATION WITH RESPECT TO DIRECTORS, EXECUTIVE
              OFFICERS AND CONTROLLING PERSONS OF WELCH ALLYN, INC.

     Each of the individuals listed below is a United States citizen. The business address of each individual is 4341 State Street Road, P.O. Box 220, Skaneateles Falls, New York 13153-0220. The address of the corporation or organization (if other than Welch Allyn), if any, in which the principal occupation or employment of each such individual is conducted is set forth opposite such individual's name below. William F. Allyn, Lew F. Allyn and Elsa
A. Soderberg are also controlling persons of Welch Allyn. To the knowledge of Welch Allyn, during the last five years none of such persons has been (a) convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, or (b) a party to a civil proceeding of a judicial or administrative body the result of which was a judgment or decree enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.


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         NAME                       TITLE                 PRESENT PRINCIPAL
                                                          OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------
Peter H. Soderberg        President and Chief             President and Chief Executive Officer,
                          Executive Officer               Welch Allyn, Inc.
----------------------------------------------------------------------------------------------------
Kevin E. Cahill           Senior Vice President           Senior Vice President and Treasurer, Welch
                          and Treasurer                   Allyn, Inc.
----------------------------------------------------------------------------------------------------
Daniel J. Fisher          Vice President,                 Vice President, Human Resources, Welch
                          Human Resources                 Allyn, Inc.
----------------------------------------------------------------------------------------------------
M. Jack Rudnick           Vice President, General         Vice President, General Counsel and
                          Counsel and Secretary           Secretary, Welch Allyn, Inc.
----------------------------------------------------------------------------------------------------
Lew F. Allyn              Chairman                        Chairman, Welch Allyn, Inc.
----------------------------------------------------------------------------------------------------
William F. Allyn          Director                        Chairman and Chief Executive Officer,
                                                          Welch Allyn Ventures, LLC
----------------------------------------------------------------------------------------------------
Frank H. Barker           Director                        Retired. Formerly Corporate Vice
                                                          President, Johnson & Johnson, Inc.
                                                          174 Black Brook Road
                                                          Hampton, NJ  08827
----------------------------------------------------------------------------------------------------
Richard Dulude            Director                        Retired. Formerly Vice Chairman,
                                                          Corning, Inc.
                                                          507 Welch Road
                                                          Corning, NY 14830
----------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------
         NAME                       TITLE                 PRESENT PRINCIPAL
                                                          OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------
Barbara L. Santry         Director                        Managing Partner, Capstone Ventures;
                                                          General Partner, Pathfinder Venture
                                                          Capital Funds
                                                          3000 Sand Hill Road
                                                          Building 1, Suite 290
                                                          Menlo Park, CA  94025
----------------------------------------------------------------------------------------------------
Brian J. Thompson         Director                        Provost Emeritus and Distinguished
                                                          University Professor (Retired)
                                                          University of Rochester
                                                          692 Mt. Hope Avenue
                                                          Rochester, NY  14620
----------------------------------------------------------------------------------------------------
Andrew G. Wallace, M.D.   Director                        Retired, Formerly Dean, Dartmouth Medical
                                                          School and VP for Health Affairs,
                                                          Dartmouth College
                                                          Hanover, NH  03755-3833
----------------------------------------------------------------------------------------------------
Robert J. Bennett         Director                        Retired, Formerly Chairman, M&T Bank
                                                          Corporation
                                                          M&T Bank
                                                          101 S. Salina Street
                                                          PO Box 4983
                                                          Syracuse, NY  13221
----------------------------------------------------------------------------------------------------
Elsa A. Soderberg         None                            N/A
----------------------------------------------------------------------------------------------------